Exhibit 99.1

               LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T

Securities and Exchange Commission
Washington, D.C.  20549

March 28, 2002

Gentlemen:

Pursuant to temporary note 3T, Ratexchange Corporation has obtained a letter of representation from Arthur Andersen stating that the audit of our consolidated financial statements as of December 31, 2001, and for the year then ended, was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Very truly yours,

Ratexchange Corporation


By  /s/  Gregory S. Curhan
Gregory S. Curhan
Executive Vice President and
Chief Financial Officer